--------------------------
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                                                      --------------------------
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                                                      hours per response....14.5
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                              The Mills Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    601148109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 7, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 33 Pages
                         Exhibit Index Found on Page 25

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    2,789,290
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    2,789,290
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,789,290
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    2,636,475
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    2,636,475
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,636,475
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.6%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 3 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners II, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    373,000
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    373,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            373,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 4 of 33 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners III, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                 **       The  reporting  persons  making  this  filing hold an
                           aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    134,885
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    134,885
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            134,885
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.2%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 5 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Tinicum Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            New York
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    211,350
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    211,350
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            211,350
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.4%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 6 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    6,145,000
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 7 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Chun R. Ding
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    6,145,000
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 8 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Duhamel
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    6,145,000
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 9 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Richard B. Fried
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    6,145,000
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 10 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Monica R. Landry
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    6,145,000
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 11 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Douglas M. MacMahon
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    6,145,000
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 12 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Mellin
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    6,145,000
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 13 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen L. Millham
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    6,145,000
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 14 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Jason E. Moment
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    6,145,000
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 15 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Rajiv A. Patel
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    6,145,000
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 16 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Derek C. Schrier
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    6,145,000
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 17 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas F. Steyer
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    6,145,000
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 18 of 33 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Mark C. Wehrly
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    6,145,000
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 19 of 33 Pages

         This Amendment No. 7 to Schedule 13D amends the Schedule 13D initially filed on May 15, 2006 (collectively, with all amendments thereto, the "Schedule 13D"). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meanings given to them in a prior Schedule 13D.

         Preliminary Note: The Reporting Persons have not acquired or disposed of beneficial ownership of any Shares since the filing of prior Schedule 13D. This Schedule 13D reports an aggregate beneficial ownership of 6,145,000 Shares representing 10.8% of the Company's outstanding Shares. The prior Schedule 13D reported an aggregate beneficial ownership of 6,145,000 Shares, representing 10.9% of the Company's outstanding Shares. The 0.1% change reflects the use of an updated share outstanding number (as noted in Item 5 below) and not a sale or disposition of any Shares by any of the Reporting Persons.

Item 4.  Purpose of the Transaction
-------  --------------------------

         Item 4 of the Schedule 13D is amended and updated as follows:

         As previously reported, on February 4, 2007, Farallon Capital Management, L.L.C. ("Farallon Capital"), an affiliate of the Reporting Persons, and Simon Property Group, Inc. ("SPG") submitted to the Board of Directors of the Company a joint proposal to acquire all of the outstanding Shares of the Company (the "Proposal"). On February 6, 2007, the Company announced that its Board of Directors had determined that the Proposal was reasonably likely to lead to a "superior competing transaction," as defined in the Agreement and Plan of Merger, dated as of January 17, 2007 (the "Brookfield Merger Agreement"), by and among the Company, The Mills Operating Partnership, L.P. and Brookfield Asset Management, Inc., and directed the Company's management and advisors to participate in discussions and negotiations with Farallon Capital and SPG with respect to the Proposal. As a precondition to entering into these negotiations and in compliance with the terms of the Brookfield Merger Agreement, on February 7, 2007, Farallon Capital entered into a confidentiality agreement (the "Confidentiality Agreement") with the Company pursuant to which the Company agreed to make available to Farallon Capital and its representatives on a confidential basis certain additional non-public information with respect to the Company and its subsidiaries to evaluate a possible transaction related to the Proposal.

         The description of the Confidentiality Agreement contained herein is a summary only, and is qualified in its entirety by the terms of the Confidentiality Agreement, which is filed as Exhibit 8 to this Schedule 13D and is incorporated herein by reference.

         Except to the extent the foregoing may be deemed a plan or proposal and except as disclosed by the Reporting Persons in a prior Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer
-------  ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:


                              Page 20 of 33 Pages

         The Farallon Funds
         ------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 56,890,666 Shares outstanding as of January 1, 2007 as represented by the Company in
                           Section 3.3(a) of the Brookfield Merger Agreement, which was attached as an exhibit to the Form 8-K filed with the Securities and Exchange Commission on January 17, 2007.

                  (c) There have been no transactions in the Shares by the Farallon Funds since the filing of the prior Schedule 13D.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.

         The Farallon General Partner
         ----------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

                  (c)      None.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.

         The Farallon Individual Reporting Persons
         -----------------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

                  (c)      None.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.


                              Page 21 of 33 Pages

         The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. The Farallon General Partner, as general partner to the Farallon Funds, may be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. The Farallon Individual Reporting Persons, as managing members of the Farallon General Partner, may each be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
to Securities of the Issuer
---------------------------

         Except as disclosed in a prior Schedule 13D or as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  Materials To Be Filed As Exhibits
-------  ---------------------------------

         The following documents are filed as exhibits to this Schedule 13D:

Exhibit 8 Confidentiality Agreement, dated February 7, 2007, between Farallon Capital and the Company

















                              Page 22 of 33 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2007


                    /s/ Mark C. Wehrly
                 ----------------------------------------
                 FARALLON PARTNERS, L.L.C.,
                 On its own behalf and
                 as the General Partner of
                 FARALLON CAPITAL PARTNERS, L.P.,
                 FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
                 FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and TINICUM PARTNERS, L.P.
                 By Mark C. Wehrly,
                 Managing Member


                    /s/ Mark C. Wehrly
                 ----------------------------------------
                 Mark C. Wehrly, individually and as attorney-in-fact
                 for each of Chun R. Ding, William F. Duhamel, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel,
                 Derek C. Schrier and Thomas F. Steyer

         The Powers of Attorney executed by Ding and Schrier authorizing Wehrly to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Persons with respect to the Common Stock of Salix Pharmaceuticals, Ltd., are hereby incorporated by reference. The Power of Attorney executed by Patel authorizing Wehrly to sign and file this
Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13G filed with the Securities and Exchange Commission on January 8, 2004, by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Power of Attorney executed by Moment authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2006, by such Reporting Person with respect to the Common Stock of Vintage Petroleum, Inc., is hereby incorporated by reference. The Powers of Attorney executed by Duhamel, Fried, Landry, Mellin, Millham and Steyer authorizing Wehrly to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 2 to the Schedule 13G filed with the Securities and Exchange Commission on January 13, 2006, by such Reporting Persons with respect to the Common Stock of Arbor Realty Trust, Inc., are hereby incorporated by reference. The Power of Attorney executed by MacMahon authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the


                              Page 23 of 33 Pages

Securities and Exchange Commission on January 5, 2007, by such Reporting Person with respect to the Class A Common Stock of Univision Communications Inc., is hereby incorporated by reference.





























                              Page 24 of 33 Pages

                                  EXHIBIT INDEX


EXHIBIT 8 Confidentiality Agreement, dated February 7, 2007, between Farallon Capital and the Company



































                              Page 25 of 33 Pages

                                                                       EXHIBIT 8
                                                                              to
                                                                    SCHEDULE 13D



STRICTLY CONFIDENTIAL
---------------------


February 7, 2007


Farallon Capital Management, L.L.C.
One Maritime Plaza
Suite 1325
San Francisco, California 94111
Attention:  Richard Fried


Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of January 17, 2007 (the "Merger Agreement"), by and among Brookfield Asset Management Inc. ("Brookfield"), The Mills Corporation (together with its subsidiaries, controlled affiliates, controlled or managed joint ventures, or divisions, the "Company"), The Mills Limited Partnership, and such other persons as may become signatories thereto. Capitalized terms used herein but not defined herein shall have the meanings given thereto in the Merger Agreement.

The Company has received from you and Simon Property Group, Inc. ("SPG"), a proposal to acquire the Company (the "Proposal"). Pursuant to Section 5.4(a) of the Merger Agreement, the Company Board of Directors has determined that your Proposal is reasonably likely to lead to a Superior Competing Transaction, and has therefore, among other things, authorized the Company to furnish non-public information with respect to the Company and the Company Subsidiaries to you pursuant to an appropriate confidentiality agreement with confidentiality terms no less restrictive in the aggregate to you than the confidentiality agreement dated May 9, 2006, between the Company and Brookfield.

Accordingly, as a condition to the receipt of such non-public information, you hereby agree as follows. In connection with our discussions of possible transactions involving the Company, you have requested information concerning the Company. As a condition to such information being furnished to you and your Representatives (as defined below), you agree that you and your Representatives will treat any information (whether (i) prepared by the Company, its Representatives or otherwise or gathered by inspection, (ii) in written, oral, electronic or other form, (iii) identified as "confidential" or otherwise, or
(iv) prepared before, on or after the date hereof) concerning any aspect of the Company which is furnished to you or any of your Representatives by or on behalf of the Company (herein collectively referred to as the "Evaluation Material") in accordance with the provisions of this agreement and to take or abstain from taking certain other actions herein set forth. The term "Evaluation Material" shall be deemed to include notes, analyses, compilations, summaries, data, studies, interpretations, forecasts, records, memoranda or other documents or information prepared by you or your Representatives which contain, reflect or are based on, in whole or in part, any Evaluation Material. The term "Evaluation Material" does not include information which (i) is already in your possession, provided that such information is not subject to another confidentiality agreement with or other obligation of secrecy to the Company or another party,
(ii) is or


                              Page 26 of 33 Pages
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February 7, 2007
Page 2


becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by you or your Representatives, or (iii) is or becomes available to you on a non-confidential basis from a source other than the Company or its Representatives, provided that such source is not known by you to be bound by a confidentiality agreement with or other obligation of secrecy to the Company or another party. "Representatives" of any person shall mean its controlled affiliates and the directors, officers, employees, representatives, agents and advisors of such person and its controlled affiliates (including, without limitation, financial advisors, counsel and accountants). An "affiliate" of any person shall mean any other person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first person. For purposes of this definition, "control" of a person means the possession of power to direct or cause the direction of management and policies of such person, whether through ownership of voting securities, by contract or otherwise.

Confidentiality and Restricted Use - You hereby agree that the Evaluation Material will be used solely for the purpose of evaluating possible transactions involving the Company and you and will not be used, directly or indirectly, by you or your Representatives to compete with the Company or its affiliates, or for any other purpose, and that such information will be kept confidential by you and your Representatives and will not be disclosed by you or any of your Representatives; provided, however, that any of such information may be disclosed to your Representatives who need to know such information for the sole purpose of evaluating any such possible transaction involving the Company and you and whom you have informed of the obligations contained herein and who agree to keep the Evaluation Material confidential and who agree to be bound by the terms of this letter agreement to the same extent as if they were parties hereto. You agree to be responsible for any breach of this letter agreement by yourself or by any of your Representatives (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the Company may have against your Representatives with respect to such breach), except that you will not be responsible for any breach of this letter agreement by SPG or any of its Representatives. Nothing in this letter agreement shall constitute a grant of authority to you or your Representatives to obtain, remove or copy any particular document or items of information regarding the Company or its affiliates.

Without limiting the generality of the foregoing, you agree not to directly or indirectly discuss with or offer to any third party (including, without limitation, any affiliate or current joint venture or other partner of or investor in the Company) other than your Representatives any position (debt, equity, joint venture or otherwise, including, without limitation, any continuation or modification of any current arrangement with any such third party) in any possible transaction or any other form of direct or indirect participation in any possible transaction or any joint acquisition by you and such third party, in each case involving the Company, without the Company's prior written consent.

Non-Disclosure - In addition, except as otherwise contemplated under "Required Disclosures" below, without the prior written consent of the Company, you will not, and will direct your


                              Page 27 of 33 Pages
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February 7, 2007
Page 3


Representatives not to, disclose to any person either the fact that investigations, discussions or negotiations are taking place concerning a possible transaction involving the Company and you and/or your affiliates, or that you or any of your Representatives has received Evaluation Material or Evaluation Material has been made available to you or them, or any of the terms, conditions or other facts with respect to any such possible transaction, including the status thereof and the existence and terms of this agreement. You acknowledge that disclosure of any of the information described in the preceding sentence may irreparably damage the Company or its affiliates. The term "person" as used in this letter agreement will be interpreted broadly to include the media (electronic, print or otherwise), the Internet, any governmental representative or authority or any corporation, company, limited liability company, enterprise, association, partnership, group or other entity or individual. The parties acknowledge and agree that the information described in the first sentence of this paragraph shall not be considered to be Evaluation Material for purposes of this letter agreement.

Acknowledgement - You acknowledge that, in your examination of the Evaluation Material, you and your Representatives may have access to material non-public information concerning the Company. Accordingly, you may be subject to applicable securities laws, including the securities laws in the United States, which may restrict your ability to trade in any of securities of the Company and its affiliates. You acknowledge and agree that you are aware of such laws and agree to fully comply with such laws.

Remedies - You understand and agree that money damages would not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives and that the Company shall be entitled to equitable relief, including injunction and specific performance, as a remedy for such breach and that you shall not oppose the granting of such relief. Such remedies shall not be deemed to be the exclusive remedies for a breach by you or any of your Representatives of this letter agreement but shall be in addition to all other remedies available to the Company at law or in equity.

No Representation - You understand that neither the Company nor any of its Representatives have made or make any representation or warranty as to the accuracy or completeness of the Evaluation Material. You agree that neither the Company nor any of its Representatives shall have any liability to you or any of your Representatives resulting from the receipt or use of the Evaluation Material except as may otherwise be provided in a Definitive Agreement (as defined below). Neither this letter agreement nor disclosure of any Evaluation Material to you shall be deemed by implication or otherwise to vest in you rights in or to the Evaluation Material, other than the right to use such Evaluation Material solely for the purpose of evaluating a possible transaction.

Only those representations or warranties that are made in a definitive agreement regarding a transaction (a "Definitive Agreement") when, as, and if it is executed, and subject to such limitations and restrictions as may be specified in such Definitive Agreement, will have any legal effect. You agree that unless and until a Definitive Agreement between the Company and you with respect to any transaction referred to in the first paragraph of this letter agreement has


                              Page 28 of 33 Pages
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February 7, 2007
Page 4


been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such a transaction by virtue of this or any written or oral expression with respect to such a transaction by any of its Representatives except, in the case of this agreement, for the matters specifically agreed to herein. For purposes of this agreement, the term "Definitive Agreement" does not include an executed letter of intent or any other preliminary written agreement (except to the extent that any provision thereof is expressly specified therein as being binding), nor does it include any written or oral acceptance of any offer or bid by you.

No Company Obligation - You acknowledge that the Company and its Representatives shall be free to take such actions regarding any possible transaction and for the dissemination of Evaluation Material which they in their sole discretion shall determine including, without limitation, negotiating with any other party and entering into a definitive transaction agreement with any other party without prior notice to you or any other person or discontinuing discussions or negotiations with you or any other party at any time for any reason or for no reason, except to the extent as may be otherwise provided in a written agreement executed by you and the Company.

Return of Information - If (a) you do not proceed with the transaction which is the subject of this letter agreement within a reasonable time, (b) you decide that you do not wish to proceed with a transaction or (c) the Company provides a written request to you to do the following for any reason,you shall promptly deliver to the Company all Evaluation Material and any other material containing or reflecting any information in the Evaluation Material (whether prepared by the Company, its Representatives or otherwise and regardless of the form or storage medium) furnished to you or your Representatives and will not retain any copies, extracts or other reproductions in whole or in part of such material; provided, that your counsel may retain one copy of such materials for its records in such a manner that it is not used or accessible for any purpose other than legal compliance and recordkeeping. All Evaluation Material not so delivered to the Company shall be destroyed and such destruction shall be certified in writing to the Company by an authorized officer supervising such destruction. Notwithstanding any such writing or written notice or such return or destruction of the Evaluation Material, you and your Representatives will continue to be bound by the obligations of confidentiality and other obligations hereunder.

Contacts and Communications - You agree not to directly or indirectly contact or communicate with any executive or employee of the Company (other than the chief executive officer or the chief financial officer of the Company) concerning a Transaction or to seek any information in connection therewith from any such person without the prior written consent of the Company, except to the extent permitted by the letter agreement dated May 11, 2006 between the Company and SPG.

Required Disclosure - In the event that you or any of your Representatives become legally compelled or are required by regulatory authorities having appropriate jurisdiction to disclose any of the Evaluation Material or the information referred to under "Non-Disclosure" above, you


                              Page 29 of 33 Pages
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February 7, 2007
Page 5


will promptly provide us with written notice so that we may seek, at our expense, a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement. You will cooperate with us on an "all reasonable efforts" basis to obtain a protective order or other remedy. In the event that such protective order or other remedy is not obtained or we waive compliance with the provisions of this agreement, you will furnish only that portion of the Evaluation Material which you are advised by counsel in writing is required to be disclosed, and you will exercise all reasonable efforts to obtain reasonable assurance that confidential treatment will be accorded the Evaluation Material so furnished.

Amendment, Non-Waiver, Remedies, Severability, Assignment, Misc. - The agreement set forth in this letter agreement may be modified or waived only by a separate writing by the Company and you expressly so modifying or waiving such agreement. You agree that no failure or delay by the Company in exercising any right, remedy, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law. If any provision of this letter agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation. Neither this letter agreement nor any of the rights and/or obligations hereunder may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other party, and any attempted assignment or transfer by either party not in accordance herewith shall be null and void. All references to "you" and "your" shall mean and include you and your affiliates who (i) are your directors, officers or employees or (ii) have received any Evaluation Material (including without limitation any Evaluation Material communicated orally) or have been involved in any way in your consideration of a potential transaction with the Company. This letter agreement is for the benefit of each party and its respective Representatives and their respective successors and permitted assigns.

Governing Law - This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. You hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Delaware for any actions, suits or proceedings arising out of or relating to this letter agreement and the transactions contemplated hereby (and you agree not to commence any action, suit or proceeding relating thereto except in such courts, and further agree that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any action, suit or proceeding brought against you in any such court). You hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement or the transactions contemplated hereby in the courts of the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to


                              Page 30 of 33 Pages
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February 7, 2007
Page 6


plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Certain Acknowledgements - The Company hereby acknowledges and agrees that (i) SPG and its Representatives shall be deemed to be your Representatives and, for purposes of the letter agreement to be entered into between Mills and SPG on the date hereof with respect to confidentiality, you and your Representatives shall be deemed to be Representatives of SPG, (ii) your Representatives shall include
(x) equity financing sources for the Proposal who are reasonably acceptable to the Company and have been approved by the Company in writing (such approval not to be unreasonably withheld) and (y) debt financing sources for the Proposal,
(iii) filings and disclosures required by the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, in each case, as amended, and the rules and regulations promulgated thereunder, are deemed to constitute a disclosure which you are legally compelled to make under "Required Disclosure" and shall be subject to the written notice or other provisions of such section of the Confidentiality Agreement only to the extent that such filings or disclosures contain Evaluation Material, and (iv) this letter agreement shall only apply to Evaluation Material disclosed or provided to you or your Representatives on or after the date hereof (and Evaluation Material provided prior to the date hereof shall continue to be governed by the letter agreement dated November 14, 2006 between the Company and you).










                              Page 31 of 33 Pages
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February 7, 2007
Page 7


Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this agreement shall become a binding agreement between you and the Company.

Very truly yours,


THE MILLS CORPORATION



        /s/ Mary Ellen Seravali
By: --------------------------------------
     Name: Mary Ellen Seravali
     Title: EVP and Co-General Counsel



Confirmed and Agreed to:

FARALLON CAPITAL MANAGEMENT, L.L.C.




By: ---------------------------------------
     Name:
     Title:












                              Page 32 of 33 Pages

February 6, 2007
Page 7


Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this agreement shall become a binding agreement between you and the Company.

Very truly yours,


THE MILLS CORPORATION




By: --------------------------------------
     Name:
     Title:



Confirmed and Agreed to:

FARALLON CAPITAL MANAGEMENT, L.L.C.



       /s/ Richard Fried
By: ---------------------------------------
     Name: Richard Fried
     Title: Managing Member












                              Page 33 of 33 Pages